

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2018

Joshua R. Disbrow
Chairman and Chief Executive Officer
Aytu BioScience, Inc.
373 Inverness Parkway, Suite 206
Englewood, Colorado 80112

      Re: Aytu BioScience, Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed April 27, 2018
         File No. 001-38247

Dear Mr. Disbrow:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Division of Corporation Finance
                                      Office of Healthcare & Insurance

cc: Marcelle S. Balcombe, Esq.